UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	12.00



03054462

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50181

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

RECEIVED MAR 3 1 2003

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Heartland Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 Fieldcrest Avenue, 7th floor
(No. and Street)

Edison	NJ	08818
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Randy Hill (FINOP) (212) 514-7479
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum & Kliegman LLP
(Name — if individual, state last, first, middle name)

655 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
APR 22 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Randy Hill, swear (or affirm) that, to the best of my knowledge and believe the accompanying financial statement and supporting schedules pertaining to the firm of Heartland Securities Corp. as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions.

SWORN TO BEFORE ME THIS Notary Public
26 DAY OF March 2002
NOTARY PUBLIC

JEFFREY G. CANIZARES
Notary Public, State Of New York
No. 01CA6060593
Qualified In New York County
Commission Expires June 25, 2003

Signature

Chief Compliance Officer
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Members' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Marcum & Kliegman LLP
Certified Public Accountants & Consultants
A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Heartland Securities Corp.

We have audited the accompanying statement of financial condition of Heartland Securities Corp. (the "Company") as of December 31, 2002 and the related statements of operations, changes in stockholders' equity (deficiency), changes in subordinated borrowings and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heartland Securities Corp. as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 6 to the financial statements the Company recorded prior period adjustments aggregating $1,343,878 as of January 1, 2002.

As discussed in Note 12(B), on March 26, 2003, in connection with a sale of assets, the Company filed a voluntary petition of bankruptcy under Chapter 11 of the United States Bankruptcy Code.

655 Third Avenue • 16th Floor • New York, New York 10017 • Tel 212-981-3000 • Fax 212-981-3001
Woodbury New York Greenwich Grand Cayman
www.mkllp.com

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company and certain of its stockholders and officers settled various proceedings instituted by the Division of Enforcement of the Securities and Exchange Commission including the payment by the Company of a penalty of $7,000,000 and the barring of certain of its stockholders and officers of association with any broker or dealer. This, in addition to a significant decline in operations, has raised substantial doubt about the ability of the Company to continue as a going concern. Management's plans in regard to these matters are also described in Note 1 and Note 12(B). The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Marcum & Kliegman LLP

New York, New York
February 21, 2003, except as to Note 12(A)
for which the date is February 24, 2003 and
Note 12(B) for which the date is March 26, 2003.

HEARTLAND SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS

Cash and cash equivalents	$ 2,732,638
Short-term investments, at fair value	303,056
Due from affiliated clearing broker	5,435,098
Securities owned, at market value	3,555,630
Furniture, equipment and leasehold improvements, net	3,214,147
Prepaid expenses and other assets	1,086,210
TOTAL ASSETS	$ 16,326,779

The accompanying notes are an integral part of these financial statements.

HEARTLAND SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

LIABILITIES AND STOCKHOLDERS' DEFICIENCY

LIABILITIES		
Securities sold, not yet purchased, at market value	$ 777,808	
Accounts payable and other liabilities	2,035,664	
Accrued expenses	4,839,517	
Deferred rent	382,898	
TOTAL LIABILITIES		$ 8,035,887
SUBORDINATED BORROWINGS		18,000,000
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' DEFICIENCY		
Common stock, no par value, 100 shares authorized, issued and outstanding	500	
Additional paid-in capital	39,547,750	
Accumulated deficit	(49,257,358)	
TOTAL STOCKHOLDERS' DEFICIENCY		(9,709,108)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY		$ 16,326,779

The accompanying notes are an integral part of these financial statements.